MUFG Securities Americas Inc.

1221 Avenue of the Americas, 6th Floor,

New York, New York 10020

Scotia Capital (USA) Inc.

250 Vesey Street

New York, New York 10281

U.S. Bancorp Investments, Inc.

214 N. Tryon Street, 26th Floor

Charlotte, North Carolina 28202

November 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Katherine Bagley

Re:	Tucson Electric Power Company
Registration Statement on Form S-1
File No. 333-227356

Dear Ms. Bagley:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several Underwriters, hereby join in the request of Tucson Electric Power Company (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 1:00 p.m., Eastern time, on November 26, 2018, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Morgan, Lewis & Bockius LLP, request by telephone that such Registration Statement be declared effective.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MUFG Securities Americas Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Acting severally on behalf of themselves and the several Underwriters

By: MUFG SECURITIES AMERICAS INC.

By:	/s/ Brian Cogliandro
Name:	Brian Cogliandro
Title:	Managing Director

By: SCOTIA CAPITAL (USA) INC.

By:	/s/ Michael Ravanesi
Name:	Michael Ravanesi
Title:	Managing Director

By: U.S. BANCORP INVESTMENTS, INC.

By:	/s/ Craig Anderson
Name:	Craig Anderson
Title:	Managing Director

CC:	M. Pritz, Tucson Electric Power Company
John T. Hood, Esq., Morgan, Lewis & Bockius LLP
Sean M. Donahue, Esq., Morgan, Lewis & Bockius LLP
J. Anthony Terrell, Pillsbury Winthrop Shaw Pittman LLP

[Signature Page to Underwriters’ Acceleration Request]